STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE	August 16th, 2004
Corporate Office:	#SRU-15-04
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF - OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

DEFINITION DRILLING ASSAY RESULTS FOR MAIN SUPLHIDE LENSES ADDS TO COPPER+NICKEL+COBALT+PALLADIUM+PLATINUM in WEST ZONE

Definition drilling is continuing in the eastern portion of the West Zone where the main sulphide lens(es) are the target for increasing the indicated mineral resources of copper+nickel+cobalt+palladium+platinum gabbro-hosted sulphide mineralization. Sulphide lens(es) intercepts reported in Table One include ten recent holes drilled over a strike length of approximately 1.37 kilometers from the most easterly drilled hole 04-170 to hole 04-179 in the west. Intersection lengths reported for the moderately north-dipping sulphide lenses approximate true widths in this part of the West Zone.

The current definition core drilling program is designed to provide additional information regarding the lateral and down dip continuity of the main sulphide lens(es) which will assist in the preparation of revised resource estimates for the eastern, near-surface portion of West Zone. Previously announced 2004 main sulphide intercept results (news release SRU-10-04) for holes 04-162 to 04-169, coupled with these reported results (Table One), continue to demonstrate the direct association between sulphide mineralization and a continuous, strong, UTEM-3 ground geophysical survey conductor and a similar conductive zone identified by a recent VTEM helicopter survey, the results of which were reported in news release SRU-12-2004. The company is encouraged by these recent results, particularly those encountered in some of the easternmost holes drilled. Drill hole 04-173 intersected five massive sulphide lenses ranging in thickness from 3.33 to 14.76 meters, each containing consistent base and precious metal values and including nickel grades of more than 1%. Drill hole 04-170 intercepted a 5.77 meter massive sulphide lens grading 1.29% Cu, 1.19% Ni and 2.23 g/t Pd+Pt. Drill hole 04-176 also intercepted a 5.54 meter massive sulphide lens grading 1.24% Ni and 2.97 g/t Pd+Pt.

TABLE ONE WEST ZONE : MAIN SULPHIDE LENS(ES), "PIT AREA", ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-170	-56	35+67W /1+83N	128.80-134.57	5.77 (18.93)	1.299	1.192	0.149	1.92	0.31	2.23
04-171	-56	36+27W /1+83N	71.89-76.01	4.12 (13.52)	0.898	0.866	0.095	1.17	0.10	1.27
		(including	73.56-76.01	2.45 (8.04)	1.000	1.312	0.129	1.51	0.15	1.66)
04-172	-60	+00W /1+70N	85.13-92.00	6.87 (22.54)	0.895	0.638	0.077	1.18	0.18	1.36
			88.75-92.00	3.25 (10.66)	1.052	0.722	0.090	1.33	0.28	1.61)
04-173	-60	38+00W /1+60N	29.15-32.88	3.73 (12.24)	1.046	1.174	0.146	1.91	0.28	2.19
			38.00-41.33	3.33 (10.93)	1.053	0.930	0.118	1.54	0.18	1.72
			46.60-51.95	5.35 (17.55)	1.263	1.017	0.113	1.74	0.14	1.88
		(including	46.60-50.45	3.85 (12.63)	1.115	1.242	0.134	1.93	0.13	2.06)
			96.75-100.93	4.18 (13.71)	0.632	0.501	0.060	0.94	0.28	1.22
			107.24-122.00	14.76 (48.43)	1.165	0.673	0.094	1.12	0.11	1.23
		(including	116.40-122.00	5.60 (18.90)	1.676	1.134	0.151	1.54	0.05	1.59)
04-175	-60	39+00W /1+40N	38.60-40.60	2.00 (6.56)	1.235	0.101	0.038	0.54	0.08	0.62
			118.50-120.52	2.02 (6.63)	0.416	0.752	0.093	1.66	0.19	1.85

Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-176	-60	39+70W /1+40N	41.43-47.08	5.65 (18.54)	0.934	0.604	0.066	1.50	0.11	1.61
		(including	41.43-44.28	2.85 (9.35)	1.166	0.702	0.079	1.74	0.11)	1.85
			54.26-64.06	9.78 (32.09)	1.507	0.884	0.102	2.44	0.21	2.65
			121.23-126.77	5.54 (18.18)	0.916	1.236	0.163	2.85	0.12	2.97
04-177	-60	46+55W /1+70N	142.92-152.97	10.05 (32.97)	0.602	0.762	0.094	1.66	0.08	1.74
		(including	144.56-150.47	5.91 (19.39)	0.737	1.005	0.122	1.77	0.12	1.89)
04-178	-60	49+40W /1+75N	162.06-166.80	4.74 (15.55)	0.540	0.334	0.037	0.75	0.07	0.82
04-179	-75	49+40W /1+75N	208.23-212.00	3.77 (12.37)	0.425	0.598	0.080	1.71	0.88	2.59
04-180	-60	48+50W /1+75N	156.97-164.65	7.68 (25.19)	1.145	0.905	0.118	2.04	0.04	2.08
*2PGE=Pt+Pd

Analytical Procedures
     Starfield Resources Inc.'s diamond drilling, logging and sampling was overseen and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101. NQ-sized core samples are logged and marked for sampling and then split by diamond saw into one-half of the core comprising the sample and one-half retained as a rock record. At the Ferguson Lake project facilities, over 70,000 meters of core from 180 holes are stored for future reference in their respective core boxes. The one-half core is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.
     Samples are prepared at ACME Analytical Laboratory in Vancouver, an ISO accredited laboratory where they participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports.
     The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15g are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).
     Low-sulphide samples are analyzed at ACME where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for Pt and Pd (Group 6). All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations (Group 7TD). Quality control is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Inter-laboratory checks and repeat analyses of high-grade samples is an ongoing part of the Ferguson Lake Project.

On behalf of the Board of Directors,

"Glen C. Macdonald"

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.